Charles A. Brawley, III
Senior Vice President, Associate General Counsel & Secretary
Lincoln National Corporation
150 N. Radnor Chester Road
Radnor, PA 19087
Phone:   484-583-1475
Fax:  484-583-8135
charles.brawley@LFG.com

December 5, 2012

Mr. Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC   20549

Re:   LNL Agent’s 401(k) Savings Plan
         Post-Effective Amendment No. 1 to Registration Statement on Form S-1
         Filed November 21, 2012
         File No. 333-163855

Dear Mr. Riedler:

This letter is in response to the Staff of the Division of Corporation Finance’s (the “Staff”) letter of November 30, 2012, concerning Lincoln National Corporation’s (“LNC” or the “Company”) Post-Effective Amendment No. 1 to Registration Statement on Form S-1 filed November 21, 2012.  Our reply refers to the specific comment in the Staff’s letter.  In responding to the Staff’s comments, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The following is the Staff’s comment and our response:

Post-Effective Amendment No. 1 on Form S-1

1.
Please amend your post-effective amendment to include in the filing the combined prospectus relating to the 3,555,664 shares of common stock and indeterminate number of plan interests to be offered under the LNL Agents’ 401(k) Savings Plan.  Please refer to the disclosure that appears in the S-3ASR combined prospectus filed by Lincoln National Corp. on November 21, 2012, File No. 333-185105.

December 5, 2012

Re:  LNL Agents’ 401(k) Savings Plan

Response:  We will amend our post-effective amendment with pre-effective amendment no. 1 to include the combined prospectus relating to 3,555,664 shares of common stock and an identical number of plan interests to be offered under the LNL Agents’ 401(k) Savings Plan.

*****

If you have any questions, please contact me directly at (484) 583-1475.

Very truly yours,

/s/ Charles A. Brawley, III
Charles A. Brawley, III
Senior Vice President, Associate General Counsel & Secretary